UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-52883

DriveItAway Holdings, Inc.

(Exact name of registrant as specified in its charter)

3401 Market Street, Suite 200/201, Philadelphia, PA 19104 (856) 577-2763

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) of the Act remains)

Place an X in the appropriate box(es) below to indicate the provision(s) relied upon to terminate or suspend the duty to file reports:

☒ Rule 12g-4(a)(1)

☐ Rule 12g-4(a)(2)

☒ Rule 12h-3(b)(1)(i)

☐ Rule 12h-3(b)(1)(ii)

☐ Rule 12h-3(b)(2)

☐ Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 154

Pursuant to the requirements of the Securities Exchange Act of 1934, DriveItAway Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 18, 2026

By:	/s/ John F. Possumato
John F. Possumato
Chief Executive Officer